                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.   20549



                                   FORM 11-K


   (Mark One)

   [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                           ACT OF 1934 [FEE REQUIRED]

                  For the Fiscal Year Ended December 31, 1995

                                       OR

      [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                         Commission File Number 1-7067



                     UNITED COMPANIES FINANCIAL CORPORATION
                            EMPLOYEES' SAVINGS PLAN
                            (Full title of the Plan)





                                4041 ESSEN LANE
                         BATON ROUGE, LOUISIANA   70809
                             (Address of the Plan)



                     UNITED COMPANIES FINANCIAL CORPORATION
                                (Name of Issuer)

                               TABLE OF CONTENTS


                                                                                       Page Number
                                                                                       -----------
(a)  Financial Statements and Supplemental Schedules:

         Independent Auditors' Report                                                            2
         Statement of Net Assets Available for Benefits with
                 Supplemental Fund Information - December 31, 1995                               3
         Statement of Net Assets Available for Benefits with
                 Supplemental Fund Information - December 31, 1994                               4
         Statement of Changes in Net Assets Available for Benefits with
                 Supplemental Fund Information - for the year ended
                 December 31, 1995                                                               5
         Statement of Changes in Net Assets Available for Benefits with
                 Supplemental Fund Information - for the year ended
                 December 31, 1994                                                               6
         Statement of Changes in Net Assets Available for Benefits with
                 Supplemental Fund Information - for the year ended
                 December 31, 1993                                                               7
         Notes to Financial Statements                                                           8
         Item 27a - Schedule of Assets Held for Investment Purposes -
                 December 31, 1995                                                              12
         Item 27b - Schedule of Loans or Fixed Income Obligations -
                 December 31, 1995                                                              13
         Item 27d - Schedule of Reportable Transactions - for the year
                 ended December 31, 1995                                                        14

(b)  Exhibits:

         Independent Auditors' Consent                                                          17


INDEPENDENT AUDITORS' REPORT


To the Trustee and Participants of
United Companies Financial Corporation
Employees' Savings Plan
Baton Rouge, Louisiana

We have audited the accompanying statements of net assets available for benefits of United Companies Financial Corporation Employees' Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994 and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/  DELOITTE & TOUCHE LLP

Baton Rouge, Louisiana
June 21, 1996

                     UNITED COMPANIES FINANCIAL CORPORATION
                            EMPLOYEES' SAVINGS PLAN
                       STATEMENT OF NET ASSETS AVAILABLE
                FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                               December 31, 1995


                                                                                  SUPPLEMENTAL FUND INFORMATION
                                                              -----------------------------------------------------------------
                                                                 UCFC                             Government
                                                                 Stock            Equity            Income          Guaranteed
                                              Combined           Fund              Fund              Fund              Fund
                                            ------------      ------------      -----------      -------------      -----------
ASSETS

Investments at fair value:
   UCFC Common Stock;
      $2 par value  . . . . . . . . .       $ 15,076,759      $ 15,076,759
   Equity Mutual Fund . . . . . . . .            803,525                        $   803,525
   Investment in The Principal
      General Fund Account  . . . . .            546,070                                                            $   546,070
   Money-market Fund  . . . . . . . .              1,850             1,850
   Investment in The Principal
      Pooled Separate Accounts  . . .          2,984,289                                         $     215,279
   Participant loans  . . . . . . . .            412,222
                                            ------------      ------------      -----------      -------------      -----------
      Total investments . . . . . . .         19,824,715        15,078,609          803,525            215,279          546,070

Contributions receivable  . . . . . .             93,802            68,806            2,130              1,078            3,296
Dividends and interest receivable . .             28,355            28,355
Other receivables . . . . . . . . . .              6,721
                                            ------------      ------------      -----------      -------------      -----------
      Total assets  . . . . . . . . .         19,953,593        15,175,770          805,655            216,357          549,366
                                            ------------      ------------      -----------      -------------      -----------
LIABILITIES

Other liabilities . . . . . . . . . .              4,179             4,179
                                            ------------      ------------      -----------      -------------      -----------

Net assets available for benefits . .       $ 19,949,414      $ 15,171,591      $   805,655      $     216,357      $   549,366
                                            ============      ============      ===========      =============      ===========

                                                                          SUPPLEMENTAL FUND INFORMATION
                                            -----------------------------------------------------------------------------------
                                               Stock
                                              Emphasis           Growth           Stock             Money-
                                              Balanced            Stock           Index             market             Loan
                                                Fund              Fund             Fund              Fund              Fund
                                            ------------      ------------      -----------      -------------      -----------

ASSETS

Investments at fair value:
   UCFC Common Stock;
      $2 par value  . . . . . . . . .
   Equity Mutual Fund . . . . . . . .
   Investment in The Principal
      General Fund Account  . . . . .
   Money-market Fund  . . . . . . . .
   Investment in The Principal
      Pooled Separate Accounts  . . .       $    840,681      $    845,910      $   519,375      $     563,044
   Participant loans  . . . . . . . .                                                                               $   412,222
                                            ------------      ------------      -----------      -------------      -----------
      Total investments . . . . . . .            840,681           845,910          519,375            563,044          412,222

Contributions receivable  . . . . . .              5,012             7,587            4,422              1,471
Dividends and interest receivable . .
Other receivables . . . . . . . . . .                                                                                     6,721
                                            ------------      ------------      -----------      -------------      -----------
      Total assets  . . . . . . . . .            845,693           853,497          523,797            564,515          418,943
                                            ------------      ------------      -----------      -------------      -----------
LIABILITIES

Other liabilities . . . . . . . . . .
                                            ------------      ------------      -----------      -------------      -----------

Net assets available for benefits . .       $    845,693      $    853,497    $     523,797      $     564,515      $   418,943
                                            ============      ============      ===========      =============      ===========




                       See notes to financial statements.

                     UNITED COMPANIES FINANCIAL CORPORATION
                            EMPLOYEES' SAVINGS PLAN
                       STATEMENT OF NET ASSETS AVAILABLE
                FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                               December 31, 1994


                                                                    SUPPLEMENTAL FUND INFORMATION
                                      ------------------------------------------------------------------------------------------
                                                              UCFC                               Government
                                                             Stock             Equity              Income            Guaranteed
                                        Combined              Fund              Fund                Fund                Fund
                                      ------------        -----------        -----------        -------------        -----------
ASSETS

Investments at fair value:
   UCFC Common Stock;
      $2 par value                    $  7,573,116        $ 7,573,116
   Equity Mutual Fund                      690,986                           $   690,986
   Investment in The Principal
      General Fund Account                 283,159                                                                   $   283,159
   Money-market Fund                        40,159             40,159
   Investment in The Principal
      Pooled Separate Accounts           2,240,024            195,329                           $     170,147
   Participant loans                       473,368
                                      ------------        -----------        -----------        -------------        -----------
      Total investments                 11,300,812          7,808,604            690,986              170,147            283,159


Contributions receivable                    78,983             56,310              2,243                1,214              3,050
Dividends and interest receivable           25,388             25,388
Other receivables                            6,293
                                      ------------        -----------        -----------        -------------        -----------
      Total assets                      11,411,476          7,890,302            693,229              171,361            286,209
                                      ------------        -----------        -----------        -------------        -----------

LIABILITIES

Other liabilities                            1,948              1,948
                                      ------------        -----------        -----------        -------------        -----------
Net assets available for benefits     $ 11,409,528        $ 7,888,354        $   693,229        $     171,361        $   286,209
                                      ============        ===========        ===========        =============        ===========

                                                                    SUPPLEMENTAL FUND INFORMATION
                                      ------------------------------------------------------------------------------------------
                                          Stock
                                        Emphasis             Growth            Stock               Money-
                                        Balanced             Stock             Index              market                Loan
                                          Fund                Fund              Fund                Fund                Fund
                                      ------------        -----------        -----------        -------------        -----------
ASSETS

Investments at fair value:
   UCFC Common Stock;
      $2 par value
   Equity Mutual Fund
   Investment in The Principal
      General Fund Account
   Money-market Fund
   Investment in The Principal
      Pooled Separate Accounts        $    508,738          $ 564,452        $   272,087        $     529,271
   Participant loans                                                                                                 $   473,368
                                      ------------        -----------        -----------        -------------        -----------
      Total investments                    508,738            564,452            272,087              529,271            473,368


Contributions receivable                     5,579              6,350              3,590                  647
Dividends and interest receivable
Other receivables                                                                                                          6,293
                                      ------------        -----------        -----------        -------------        -----------
      Total assets                         514,317            570,802            275,677              529,918            479,661
                                      ------------        -----------        -----------        -------------        -----------

LIABILITIES

Other liabilities
                                      ------------        -----------        -----------        -------------        -----------

Net assets available for benefits     $    514,317        $   570,802        $   275,677        $     529,918        $   479,661
                                      ============        ===========        ===========        =============        ===========

                        See notes to financial statements.

                     UNITED COMPANIES FINANCIAL CORPORATION
                            EMPLOYEES' SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
           AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                      For the year ended December 31, 1995


                                                                     SUPPLEMENTAL FUND INFORMATION
                                      -------------------------------------------------------------------------------------------

                                                               UCFC                              Government
                                                              Stock             Equity             Income             Guaranteed
                                        Combined               Fund              Fund                Fund                Fund
                                      ------------        -------------        ---------        ------------         ------------
Net assets available for benefits-
   January 1, 1995  . . . . . . .     $ 11,409,528        $   7,888,354        $ 693,229        $    171,361         $    286,209

Additions:
   Interest and dividend income .          210,633              129,473           23,145                                   28,508


   Contributions
      Employee  . . . . . . . . .        1,856,665              936,352           73,359              52,774              121,550
      Employer  . . . . . . . . .        1,304,713            1,303,072                                                     1,641
                                      ------------        -------------        ---------        ------------         ------------
          Total . . . . . . . . .        3,161,378            2,239,424           73,359              52,774              123,191


Net appreciation
   of investments . . . . . . . .        8,377,400            7,662,010          157,523              40,326
                                      ------------        -------------        ---------        ------------         ------------
         Total additions  . . . .       11,749,411           10,030,907          254,027              93,100              151,699
                                      ------------        -------------        ---------        ------------         ------------

Deductions:

   Administrative expenses  . . .           40,223               29,169                                  862                  768

   Distributions to
      participants  . . . . . . .        3,169,302            2,457,300           67,902              88,162               28,118
                                      ------------        -------------        ---------        ------------         ------------
         Total deductions . . . .        3,209,525            2,486,469           67,902              89,024               28,886
                                      ------------        -------------        ---------        ------------         ------------
Net transfers between funds . . .             -                (261,201)         (73,699)             40,920              140,344
                                      ------------        -------------        ---------        ------------         ------------

Net change in net assets
   available for benefits . . . .        8,539,886            7,283,237          112,426              44,996              263,157
                                      ------------        -------------        ---------        ------------         ------------

Net assets available for benefits
   December 31, 1995  . . . . . .     $ 19,949,414        $  15,171,591        $ 805,655        $    216,357         $    549,366
                                      ============        =============        =========        ============         ============

                                                                     SUPPLEMENTAL FUND INFORMATION
                                      --------------------------------------------------------------------------------------------
                                          Stock
                                        Emphasis             Growth             Stock              Money-
                                        Balanced             Stock              Index              market                 Loan
                                          Fund                Fund               Fund               Fund                  Fund
                                      ------------        -------------        ---------        ------------         -------------
Net assets available for benefits
   January 1, 1995  . . . . . . .     $    514,317        $     570,802        $ 275,677        $    529,918         $     479,661

Additions:
   Interest and dividend income .                                                                                           29,507

   Contributions
      Employee  . . . . . . . . .          206,513              260,710          159,162              46,245
      Employer  . . . . . . . . .
                                      ------------        -------------        ---------        ------------         -------------
          Total . . . . . . . . .          206,513              260,710          159,162              46,245


Net appreciation
   of investments . . . . . . . .          140,392              200,361          126,410              50,378
                                      ------------        -------------        ---------        ------------         -------------
         Total additions  . . . .          346,905              461,071          285,572              96,623                29,507
                                      ------------        -------------        ---------        ------------         -------------

Deductions:

   Administrative expenses  . . .              857                  853              828               6,886

   Distributions to
      participants  . . . . . . .           62,823               63,505           68,900             265,581                67,011
                                      ------------        -------------        ---------        ------------         -------------
         Total deductions . . . .           63,680               64,358           69,728             272,467                67,011
                                      ------------        -------------        ---------        ------------         -------------
Net transfers between funds . . .           48,151             (114,018)          32,276             210,441               (23,214)
                                      ------------        -------------        ---------        ------------         -------------

Net change in net assets
   available for benefits . . . .          331,376              282,695          248,120              34,597               (60,718)
                                      ------------        -------------        ---------        ------------         -------------

Net assets available for benefits
   December 31, 1995  . . . . . .     $    845,693        $     853,497        $ 523,797        $    564,515         $     418,943
                                      ============        =============        =========        ============         =============

                                  See notes to financial statements.

                     UNITED COMPANIES FINANCIAL CORPORATION
                            EMPLOYEES' SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
           AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                      For the year ended December 31, 1994

                                                                       SUPPLEMENTAL FUND INFORMATION
                                         -----------------------------------------------------------------------------------------
                                                                 UCFC                               Government
                                                                Stock              Equity             Income           Guaranteed
                                            Combined             Fund               Fund               Fund               Fund
                                         -------------      -------------        ----------         ----------        ------------
Net assets available for benefits -
  January 1, 1994                        $  13,626,777      $  10,475,596        $  942,967         $  339,135        $  1,637,454

Additions:
  Interest and dividend income                 191,609            100,444             6,702                                 54,070

  Contributions
     Employee                                1,557,079            852,005            67,870             41,504              81,041
     Employer                                1,036,172          1,036,172
                                         -------------      -------------        ----------         ----------        ------------
          Total                              2,593,251          1,888,177            67,870             41,504              81,041

  Net appreciation (depreciation)
     of investments                         (2,562,834)        (2,624,519)           27,401              3,174
                                         -------------      -------------        ----------         ----------        ------------
          Total additions                      222,026           (635,898)          101,973             44,678             135,111
                                         -------------      -------------        ----------         ----------        ------------

Deductions:

  Administrative expenses                       40,410             38,708                                  411                 426
  Distributions to
    participants                             2,398,865          1,518,401           166,377             64,488               8,694
                                         -------------      -------------        ----------         ----------        ------------
          Total deductions                   2,439,275          1,557,109           166,377             64,899               9,120
                                         -------------      -------------        ----------         ----------        ------------

Net transfers between funds                         -            (394,235)         (185,334)          (147,553)         (1,477,236)
                                         -------------      -------------        ----------         ----------        ------------

Net change in net assets
  available for benefits                    (2,217,249)        (2,587,242)         (249,738)          (167,774)         (1,351,245)
                                         -------------      -------------        ----------         ----------        ------------

Net assets available for benefits -
  December 31, 1994                      $  11,409,528      $   7,888,354        $  693,229         $  171,361        $    286,209
                                         =============      =============        ==========         ==========        ============

                                                                        SUPPLEMENTAL FUND INFORMATION
                                         -----------------------------------------------------------------------------------------
                                             Stock
                                            Emphasis          Growth              Stock              Money-
                                            Balanced           Stock              Index              market               Loan
                                              Fund              Fund               Fund               Fund                Fund
                                         -------------      -------------        ----------         ----------        ------------
Net assets available for benefits -
  January 1, 1994                        $      21,201      $       2,144        $      572         $   97,290        $    110,418

Additions:
  Interest and dividend income                                                                                              30,393

  Contributions
     Employee                                  202,557            159,409           114,639             38,054
     Employer
                                         -------------      -------------        ----------         ----------        ------------
          Total                                202,557            159,409           114,639             38,054               -

  Net appreciation (depreciation)
     of investments                             (2,179)             1,083             1,921             30,285
                                         -------------      -------------        ----------         ----------        ------------
          Total additions                      200,378            160,492           116,560             68,339              30,393
                                         -------------      -------------        ----------         ----------        ------------

Deductions:

  Administrative expenses                          534                450               394               (513)
  Distributions to
    participants                                21,279              3,876            17,684            577,439              20,627
                                         -------------      -------------        ----------         ----------        ------------
          Total deductions                      21,813              4,326            18,078            576,926              20,627
                                         -------------      -------------        ----------         ----------        ------------

Net transfers between funds                    314,551            412,492           176,623            941,215             359,477
                                         -------------      -------------        ----------         ----------        ------------

Net change in net assets
  available for benefits                       493,116            568,658           275,105            432,628             369,243
                                         -------------      -------------        ----------         ----------        ------------

Net assets available for benefits -
  December 31, 1994                      $     514,317      $     570,802        $  275,677         $  529,918        $    479,661
                                         =============      =============        ==========         ==========        ============





                       See notes to financial statements.

                     UNITED COMPANIES FINANCIAL CORPORATION
                            EMPLOYEES' SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
           AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                      For the year ended December 31, 1993

                                                                      SUPPLEMENTAL FUND INFORMATION
                                         ---------------------------------------------------------------------------------

                                                                UCFC                         Government
                                                                Stock           Equity         Income          Guaranteed
                                            Combined            Fund             Fund           Fund              Fund
                                         -------------      ------------      ----------     ----------        -----------
Net assets available for benefits -
  January 1, 1993                        $   4,617,261      $  2,536,564      $  554,237     $  147,326        $ 1,202,963

Additions:
  Interest and dividend income                 212,074            97,877          19,454         16,642             65,438

  Contributions
     Employee                                1,031,768           491,765         187,917         69,996            208,199
     Employer                                  367,580           367,908                                              (328)
                                         -------------      ------------      ----------     ----------        -----------
          Total                              1,399,348           859,673         187,917         69,996            207,871

  Reimbursement of
     administrative expenses                       997               577             122             29                268
  Net appreciation (depreciation)
     of investments                          8,662,788         8,596,721          66,474           (726)
                                         -------------      ------------      ----------     ----------        -----------
          Total additions                   10,275,207         9,554,848         273,967         85,941            273,577
                                         -------------      ------------      ----------     ----------        -----------

Deductions:

  Administrative expenses                      104,914            58,284          12,591          6,105             19,937
  Distributions to
    participants                             1,160,777           800,301          82,961         30,044            227,616
                                         -------------      ------------      ----------     ----------        -----------
          Total deductions                   1,265,691           858,585          95,552         36,149            247,553
                                         -------------      ------------      ----------     ----------        -----------

Net transfers between funds                     -               (757,231)        210,315        142,017            408,467
                                         -------------      ------------      ----------     ----------        -----------

Net change in net assets
  available for benefits                     9,009,516         7,939,032         388,730        191,809            434,491
                                         -------------      ------------      ----------     ----------        -----------

Net assets available for benefits -
  December 31, 1993                      $  13,626,777      $ 10,475,596      $  942,967     $  339,135        $ 1,637,454
                                         =============      ============      ==========     ==========        ===========


                                                                      SUPPLEMENTAL FUND INFORMATION
                                         ---------------------------------------------------------------------------------
                                             Stock
                                            Emphasis           Growth           Stock          Money-
                                            Balanced           Stock            Index          market             Loan
                                              Fund              Fund             Fund           Fund              Fund
                                         -------------      ------------      ----------     ----------        -----------
Net assets available for benefits -
  January 1, 1993                                                                            $    6,763        $   169,408

Additions:
  Interest and dividend income                                                                    1,317             11,346

  Contributions
     Employee                            $      21,155      $      2,122     $       572         50,042
     Employer
                                         -------------      ------------      ----------     ----------        -----------
          Total                                 21,155             2,122             572         50,042                 -

  Reimbursement of
     administrative expenses                         1
  Net appreciation (depreciation)
     of investments                                 45                22                            252
                                         -------------      ------------      ----------     ----------        -----------
          Total additions                       21,201             2,144             572         51,611             11,346
                                         -------------      ------------      ----------     ----------        -----------

Deductions:

  Administrative expenses                                                                         2,011              5,986
  Distributions to
    participants                                                                                    874             18,981
                                         -------------      ------------      ----------     ----------        -----------
          Total deductions                          -                 -               -           2,885             24,967
                                         -------------      ------------      ----------     ----------        -----------

Net transfers between funds                                                                      41,801            (45,369)
                                         -------------      ------------      ----------     ----------        -----------

Net change in net assets
  available for benefits                        21,201             2,144             572         90,527            (58,990)
                                         -------------      ------------      ----------     ----------        -----------

Net assets available for benefits -
  December 31, 1993                      $      21,201      $      2,144      $      572     $   97,290        $   110,418
                                         =============      ============      ==========     ==========        ===========




                       See notes to financial statements.

                     UNITED COMPANIES FINANCIAL CORPORATION
                            EMPLOYEES' SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The financial statements of the United Companies Financial Corporation Employees' Savings Plan (the "Plan") are prepared on the accrual basis. Investments are reported at fair value. Fair value for investments in the UCFC Stock Fund, the Equity Fund, the Government Income Fund, the Guaranteed Fund, the Money-market Fund, the Stock Emphasis Balanced Fund, the Growth Stock Fund, and the Stock Index Fund, is determined by reference to market prices on the valuation date when available. The guaranteed group annuity contracts and participant loans are valued at cost, which approximates fair value.

2.       ELIGIBILITY, CONTRIBUTIONS AND INVESTMENT PROGRAMS

         The following description of the Plan's provisions provides general information regarding eligibility, contributions and investment programs. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         Employees are eligible to participate in the Plan provided they have completed one year of service and have attained the age of twenty-one prior to the election date. The employee must be a full-time employee (working at least 30 hours a week) and complete 1,000 hours of service during the one year waiting period. Participating employees may revise the direction of their contribution once per each calendar year quarter. UCFC provides matching contributions of a percentage of the participant's contribution up to 5% of the participant's salary. Salary for purposes of the Plan is limited to $150,000 for any Plan year, adjusted for cost of living increases. From July 1, 1992 to December 31, 1993, the matching employer contributions were 50% of the participant's contribution deferral and were invested in UCFC stock. Beginning January 1, 1994, the matching employer contributions are 100% of the participant's contribution deferral and were invested in UCFC stock.

         Participants are 100% vested in employee contributions ("elective deferrals") and earnings thereon. Vesting in the employer contributions and earnings thereon is based on years of service. Participants generally have no vesting rights until completion of five (5) years of service with the Company at which time they will become 100% vested in employer matching contributions. The non-vested portion of a participant's account will be forfeited upon distribution of the participant's vested portion or incurring 5 consecutive one-year breaks in service. Amounts forfeited may be used to reduce the employer contributions in the following Plan year.

         Employee contributions are supplemented by the matching employer contributions, and the employee contributions are invested as directed by the participant in one or more of the following eight funds:

         (a) UCFC Stock Fund - Contributions to this fund are invested primarily in $2 par value common stock of United Companies Financial Corporation ("UCFC").

         (b) Equity Fund - Contributions to this fund are invested primarily in a professionally managed and diversified portfolio of common stocks of high quality companies.

         (c) Government Income Fund - Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, primarily in obligations issued or guaranteed by the U.S. Government or its agencies.

         (d) Guaranteed Fund - Contributions to this fund are invested in the general account of Principal Mutual Life Insurance Company at a guaranteed interest rate for a specified period of time.

         (e) Stock Emphasis Balanced Fund - Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, weighted toward equity accounts.

         (f) Growth Stock Fund - Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, primarily in common stocks of large established companies whose earnings are expected to grow at above average rates.

         (g) Stock Index Fund - Contributions to this fund are in pooled separate accounts of Principal Mutual Life Insurance Company, invested in the common stock of those companies included in the Standard & Poor's 500 Stock Index.

         (h) Money-market Fund - Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, primarily in money market instruments.

         Investment options (c), (e), (f), (g) and (h) are offered through a pooled separate account, The Principal Pooled Separate Account, and are classified as such in the statement of financial condition.

         The Plan allows participants to borrow from the Plan up to 50% of each participant's vested interest in the Plan. Participant loans are considered another investment option of the Plan and require the approval of the Plan Administrator. Loan payments, including principal and interest, must be made no less frequently than quarterly, with level amortization over the term of the loan. The maximum loan term is 5 years.



3.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits as reflected in the financial statements to Form 5500:

                                                                        December 31,
                                                          ---------------------------------------
                                                                1995                    1994
                                                          --------------           --------------
Net assets available for benefits
     per the financial statements . . . . . . . . . . .   $   19,949,414           $   11,409,528

Accrued dividend income . . . . . . . . . . . . . . . .          (28,355)                 (25,388)

Accrued fees payable  . . . . . . . . . . . . . . . . .            4,179                    1,948
                                                          --------------           --------------
Net assets available for benefits
     per Form 5500  . . . . . . . . . . . . . . . . . .   $   19,925,238           $   11,386,088
                                                          ==============           ==============

        The following is a reconciliation of changes in net assets according to the financial statements to Form 5500:

                                                          Year Ended
                                                         December 31,
                                                             1995
                                                       ---------------
Changes in net assets
       per the financial statements   . . . . . . . . .$    8,539,886

Add:   Accrued dividend income,
           December 31, 1994  . . . . . . . . . . . . .        25,388

       Accrued fees payable,
           December 31, 1995  . . . . . . . . . . . . .         4,179

Less:  Accrued dividend income
           December 31, 1995  . . . . . . . . . . . . .       (28,355)

       Accrued fees payable,
           December 31, 1994  . . . . . . . . . . . . .        (1,948)
                                                       ---------------

Changes in net assets
       per Form 5500  . . . . . . . . . . . . . . . . .$     8,539,150
                                                       ===============





4.     INCOME TAXES

       A determination letter dated August 10, 1988 has been received from the Internal Revenue Service to the effect that the Plan as currently in effect is qualified as to form under Section 401(a) of the Code; the trust is exempt from Federal income tax under Section 501(a) of the Code; and employer contributions paid to the trust under the Plan will be allowable to the Employer as Federal income tax deductions subject to the conditions and limitations of Section 404 of the Code. It is intended that the Plan, as modified by the provisions of the Tax Reform Act of 1986, will continue to meet the requirements of Section 401(a) of the Code. Accordingly, no provisions for Federal income taxes have been made in the accompanying financial statements.

5.     OTHER

       The following represents investments in excess of 5 percent of the current value of net assets available for benefits as of December 31, 1995 and 1994:






Investment                                          December 31, 1995
- ----------                                          -----------------
UCFC Common Stock                                    $    15,076,759

Investment                                          December 31, 1994
- ----------                                          -----------------

UCFC Common Stock                                    $     7,573,116
Tower Capital Appreciation Mutual Fund               $       690,986


UNITED COMPANIES FINANCIAL CORPORATION
EMPLOYEES' SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
- ----------------------------------------------------------





                IDENTITY                         DESCRIPTION                                             CURRENT
                OF ISSUE                        OF INVESTMENT                          COST               VALUE
         ----------------------          ----------------------------            ---------------    ---------------
*        United Companies                United Companies
         Financial Corporation           Financial Corporation,
                                         $2 par value common stock,
                                         571,630.7  shares                        $     4,918,086    $    15,076,759


         Hibernia National Bank          Tower Capital Appreciation
                                         Mutual Fund                                      625,295            803,525

         Principal Mutual                Guaranteed Account
         Life Insurance Company                                                           546,070            546,070


         Principal Mutual                Pooled Separate Accounts
         Life Insurance Company                                                         2,527,119          2,984,289

         Dreyfuss Investments            Government Cash Management
                                         Fund                                               1,850              1,850

         Participant Loans               Range of Interest Rates

                                         From 7.0% to 12.0%                                  -               412,222
                                                                                  ---------------    ---------------
                                                                                  $     8,618,420    $    19,824,715
                                                                                  ===============    ===============





*Denotes "Exempt related party transaction".

UNITED COMPANIES FINANCIAL CORPORATION
EMPLOYEES' SAVINGS PLAN

ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
DECEMBER 31, 1995
- --------------------------------------------------------





                Description of Loan                         Amount Received                            Amount
 -------------------------------------------------            During 1995            Unpaid            Overdue
   Loan       Maturity     Interest     Collateral        --------------------       Balance     ---------------------
   Date         Date         Rate         Amount          Principal   Interest     at 12/31/95   Principal    Interest
 -------      --------     --------     ----------        ---------   --------     -----------   ---------    --------
 8/15/94      10/29/95       7.0%         $9,500           $1,314       $377         $7,588       $7,588        -


UNITED COMPANIES FINANCIAL CORPORATION
EMPLOYEES' SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1995
- ----------------------------------------------


                                                                Total Price
                                                                    at
        Identity of                     Description             Transaction      Number of           Net
       Party Involved                    of Asset                  Date         Transactions         Gain
- ---------------------          ---------------------------     ------------     ------------     -----------
Purchase Transactions
- ---------------------
United Companies               United Companies
Financial Corporation          Financial Corporation,
                               $2 par value
                               common stock                    $  2,719,076              144
                                                               ============     ============
Principal Mutual               Pooled Separate Account -
Life Insurance Company         Growth Stock Fund               $    407,267               99
                                                               ============     ============
Principal Mutual               Pooled Separate Account -
Life Insurance Company         Money-Market Fund               $    298,370               89
                                                               ============     ============


Selling Transactions
- --------------------
United Companies               United Companies
Financial Corporation          Financial Corporation
                               $2 par value
                               Common Stock                    $  3,197,551              125     $ 2,229,118
                                                               ============     ============     ===========

Principal Mutual               Pooled Separate Account -
Life Insurance Company         Growth Stock Fund               $    323,843               46     $    38,537
                                                               ============     ============     ===========
Principal Mutual               Pooled Separate Account
Life Insurance Company         Money-Market Fund               $    299,119               57     $    15,206
                                                               ============     ============     ===========


                                   SIGNATURE


  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee of the United Companies Financial Corporation Employees' Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        UNITED COMPANIES FINANCIAL CORPORATION
                                        EMPLOYEES' SAVINGS PLAN



                                        By:    /s/  JESSE O. GRIFFIN
                                               Jesse O. Griffin
                                               Sr. Vice President and Controller
Date:     June 27, 1996

                               INDEX TO EXHIBITS

EXHIBIT
NO.                  DESCRIPTION
- --------------------------------
23                   Independent Auditors' Consent